UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

ANNUAL REPORT

☒	PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2003

or

TRANSITION REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________to__________

Commission File Number 1-5273-1

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN
(Full title of the plan)

Sterling Bancorp
650 Fifth Avenue
New York, NY 10019

(Name of issuer of the Securities held pursuant to the plan
and address of its principal executive office)

TABLE OF CONTENTS

Independent Auditors Report
Statements of Plan Assets Available for Plan Benefits
Statement of Changes in Plan Assets Available for Plan Benefits
Notes to Financial Statements
Supplemental Schedules
Signatures
Index to Exhibits
Consent of KPMG LLP

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN

Financial Statements and Schedule

December 31, 2003 and 2002

(With Independent Auditors’ Report Thereon)

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Assets Available for Plan Benefits as of December 31, 2003 and 2002	2
Statement of Changes in Assets Available for Plan Benefits for the years ended December 31, 2003 and 2002	3
Notes to Financial Statements	4
Schedule*:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10

*	Schedules required by Form 5500 that are not applicable have been omitted.

Report of Independent Registered Public Accounting Firm

Administrative Committee of
  Sterling Bancorp/Sterling National Bank 401(K) Plan:

We have audited the accompanying statements of assets available for plan benefits of Sterling Bancorp/Sterling National Bank 401(K) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 10, 2004

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN

Statements of Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Cash	$235	43,884
Investments at fair value:
Sterling Bancorp common stock	7,035,453	6,053,573
Guaranteed Interest Account	666,727	565,716
Pooled separate accounts	4,727,200	3,794,850
Participant loans	216,304	131,992

Total investments	12,645,684	10,546,131
Employee contributions receivable	48,735	—

Assets available for plan benefits	$12,694,654	10,590,015

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to assets attributed to:
Investment income:
Interest	$37,629	35,435
Dividends	174,790	165,256
Net appreciation in fair value of investments	2,393,530	366,319

Total investment income	2,605,949	567,010
Participants’ contributions	1,228,419	1,008,031

Total additions	3,834,368	1,575,041
Deductions from assets attributed to:
Benefits paid to participants	(1,729,729)	(4,093,883)

Net increase (decrease)	2,104,639	(2,518,842)
Assets available for plan benefits at:
Beginning of year	10,590,015	13,108,857

End of year	$12,694,654	10,590,015

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following brief description of the Sterling Bancorp/Sterling National Bank 401(K) Plan (the Plan) is presented for information purposes only and is not intended as a summary plan description for participants. Participants should refer to the Plan document for more complete information.

(a)	General

The Plan is a defined contribution plan covering all employees of Sterling Bancorp and subsidiaries (the Company or Plan Sponsor), excluding Sterling National Mortgage Company, to help supplement participants’ retirement income. The Plan was established effective January 1, 1990, amended and restated effective January 1, 1994. Under the terms of the amendment, participants and their account balances of the Profit-Sharing Plan for Employees of Sterling National Bank and the Profit-Sharing Plan for Employees of Sterling Bancorp were transferred and merged into the Plan. In 2001, the Plan was amended and restated effective January 1, 2001 reflecting certain changes on service credit and compensation provisions. In 2002, the Plan was further amended effective January 1, 2002 to reflect certain changes under the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee appointed by the board of directors of Sterling Bancorp, and such committee acts as the Plan’s administrator. Sterling Bancorp is a bank holding company and its common shares are listed on the New York Stock Exchange. Sterling National Bank (the Bank) is a wholly owned subsidiary of Sterling Bancorp.

(b)	Contributions

Regular salaried employees are eligible to participate in the Plan if employed for at least six months and have attained age 20-1/2 years. Participants may elect to contribute to the lesser of 20% of compensation or the maximum allowable under the income tax regulations which was $12,000 and $11,000 for plan years 2003 and 2002, respectively. Employees who have attained the age of 50 years may contribute up to $14,000 in 2003 and $12,000 in 2002. The Company may contribute 25% of the first 6% of base compensation that a participant contributes if the participant is employed on the last day of the plan year. Additional Company contributions may be contributed at the option of the Company’s board of directors. No contributions were made by the Company during 2003 and 2002.

Participants may elect to increase and decrease their contributions once every calendar quarter by giving at least ten days’ prior written notice to the Committee. Participants may discontinue their contributions at any time.

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(c)	Vesting

Participants are fully vested in their own contributions and earnings thereon. The Company’s contributions are vested based on the following schedule:

Percent
Years of vesting service	vested
Less than 2 years	0%
2 years	20
3 years	40
4 years	60
5 years	80
6 or more years	100

(d)	Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The amount of forfeitures for the years ended December 31, 2003 and 2002 were $0 and $577, respectively. The forfeitures account balance as of December 31, 2003 is $0.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and its share of the Company’s contribution, if any, and investment earnings thereon. Each participant is entitled only to the benefits that can be provided from that participant’s vested account.

(f)	Investment Elections

A participant may elect to direct his or her contributions to each or any of the funds in whole percentages. A participant may change the investment allocation or make transfers between funds.

(g)	Investment Funds Managed by Principal Mutual Life Insurance Company

Principal Mutual Life Insurance Company (the Custodian or Principal) manages the Plan’s assets on behalf of the Plan, pursuant to the terms of an annuity contract effective January 1, 1996 between the Trustee and the Custodian.

The Custodian has been granted discretionary authority concerning purchases and sales of investments in the pooled separate accounts and guaranteed investment contract.

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(h)	Participant Loans

Under the Plan, a participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000, subject to a minimum amount of $1,000. Interest is charged to participants at rates that provide a return commensurate with the prevailing rate of interest that would be charged by independent lenders for similar loans. The period of repayment of any loan shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant. A participant may have more than one loan outstanding at a time.

(i)	Payments of benefits

A participant may withdraw his or her accumulated share on retirement date, or make withdrawals based on hardship, death, disability, loans, and termination of employment, as defined in the Plan agreement.

When participation in the Plan terminates for any reason other than death, the participant’s accumulated share, as defined in the Plan agreement, shall be distributed to such participant. When participation in the Plan is terminated by reason of death, the participant’s entire accumulated share, as defined in the Plan agreement, shall be distributable to his or her designated beneficiary or executor. Distributions may be elected to be made in a lump sum at the next valuation date, in a lump sum at some other valuation date not later than 60 days after the close of the plan year in which employment terminates, or in annual installments over a period not to exceed the life expectancy of the last survivor of the participant and his beneficiary.

(j)	Plan Expenses

During 2003 and 2002, all plan expenses were paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(c)	Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Guaranteed interest account balances are stated at fair value, which represents the cash balance of the account. Shares of pooled investment funds are stated at fair value, which represents the net asset values of shares held by the Plan as reported by the investment manager of the fund. Sterling Bancorp Common Stock is traded on the New York Stock Exchange and is valued at the market price on the last business day of the Plan’s year end. Participants’ loans are valued at cost. The difference between cost and fair value is not material to the financial statements of the Plan taken as a whole.

Realized investment gains and losses are calculated using the weighted average historical cost basis of the investments. Purchases and sales of investments are recognized on a trade-date basis. Interest income is recognized when earned. Dividend income is recognized on the ex-dividend date.

(d)	Payments of Benefits

Benefit payments to participants are recorded when paid.

(e)	Expenses

Administrative expenses of the Plan, are paid by either the Company or the Plan, as provided in the Plan document.

(3)	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002:

	2003	2002
At fair value:
Sterling Bancorp Common Stock	$7,035,453	6,053,573
Principal Guaranteed Interest Account	666,727	565,716
Principal Stock Large Cap Index Account	867,382	629,588
Principal Money Market Account	—	754,056

The net appreciation of the Plan’s investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2003 and 2002, is as follows:

	2003	2002
Sterling Bancorp Common Stock	$1,695,920	800,280
Pooled Separate Accounts	697,610	(433,961)

	$2,393,530	366,319

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(4)	Risks and Uncertainties

The Plan offers a number of investment options including the Company common stock and a variety of pooled investment funds. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the statement of assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company common stock, which principally invests in the securities of a single issuer.

(5)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue and terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination or partial termination, the participant account balances shall become fully vested, and net assets distributed to participants and beneficiaries in proportion to their respective account balances.

(6)	Income Tax Status

The Plan obtained a favorable determination letter dated November 22, 2002, from the Internal Revenue Service, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)	Related Party Transactions (Parties in interest)

Certain Plan investments are shares of pooled separate accounts managed by Principal. Principal is the recordkeeper and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(8)	Reconciliation of Financial Statements to Form 5500

Participants’ Contributions

The following is a reconciliation of participants’ contributions per the Statement of Net Assets Available for Benefits to participants’ contributions per Form 5500 as of December 31, 2003:

2003
Participants’ contributions per the Statement of Changes in Assets Available for Benefits	$1,228,419
Less: Employee contributions receivable	(48,735)

Participants’ contributions per Form 5500	$1,179,684

Participants’ contributions per the Statement of Changes in Assets Available for Plan Benefits differs from participants’ contributions per the Form 5500 as of December 31, 2003 due to the accrual basis, on which the financial statements are based on versus the cash basis for the Form 5500.

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer,		Current
borrower, or similar party	Number of units	value
Guaranteed Interest and Pooled Separate
Accounts managed by Principal Mutual Life Insurance Company*:
Guaranteed Interest Accounts	Interest rates range
	from 1.08% to 6.4%	$666,727
Pooled separate accounts, at fair value:
Money Market Account	14,206 units	621,570
Bond & Mortgage Account	486 units	332,727
Government Securities Account	24,652 units	461,988
Bond Emphasis Balanced Account	6,250 units	126,028
Large Capital Stock Index Account	21,290 units	867,382
Large Company Blend Account	20,532 units	368,696
Medium Company Value Account	2,010 units	90,226
Real Estate Account	683 units	282,981
Stock Emphasis Balanced Account	5,546 units	118,815
Fidelity Advisor Small Capital Account	3,834 units	77,218
Invesco Small Company Growth Account	2,077 units	70,252
Janus Adviser Aggressive Growth Account	3,805 units	81,726
Janus Advisor Capital Appreciation Account	3,408 units	51,339
Medium Company Blend Account	4,340 units	211,224
Small Company Blend Account	4,608 units	244,252
Putnam Voyager Account	6,912 units	155,294
International Small Company Account	1,533 units	49,034
International Stock Account	4,924 units	161,801
Principal Financial Group, Inc. Stock Account	3,622 units	64,923
American Century Value Securities Account	3,782 units	79,459
Large Capital Value Account	5,732 units	66,631
American Century Small Capital Value Securities Account	2,458 units	54,705
Fidelity Advisor Medium Capital Account	2,926 units	88,929
Sterling Bancorp Common Stock*	246,858 units	7,035,453
34 Participant Loans*	Interest rates range
	from 6% to 11.5%
	with maturities ranging
	from 1 year to 5 years	216,304

		$12,645,684

*	Party in interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Sterling Bancorp/Sterling National Bank 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STERLING BANCORP/STERLING
NATIONAL BANK 401(K) PLAN

Date: June 25, 2004	By:	/s/ Elizabeth R. DeBaro
Elizabeth R. DeBaro
(a member of the Plan’s Administrative Committee)

EXHIBIT INDEX

Sequential
Exhibit		Filed	Page
Number	Description	Herewith	No.
23	Consent of Independent Auditors	x